                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              (AMENDMENT NO. 3)(1)


                                  E-Z-Em, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                 Class A Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    269305207
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o James H. Bell, Esq.
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8743
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                October 22, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                                                  (continued on following pages)
---------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

------------------------------                     -----------------------------
CUSIP No.  269305207                   13D            PAGE  2   OF   8   PAGES
          ----------------                                 ---      ---
------------------------------                     -----------------------------

----------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSONS
      1        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Howard S. Stern
----------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                               (b) [X]
----------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5        TO ITEM 2(d) OR 2(e)
                                                                                                   [ ]
----------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
----------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              None
  NUMBER OF           ------------------------------------------------------------------------------------
   SHARES                     SHARED VOTING POWER
BENEFICIALLY          8       None shares
  OWNED BY            ------------------------------------------------------------------------------------
    EACH                      SOLE DISPOSITIVE POWER
  REPORTING           9       None
 PERSON WITH          ------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                      10      None
----------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None
----------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                     [ ]
----------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               N/A
----------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
----------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 8 Pages

------------------------------                     -----------------------------
CUSIP No.  269305207                   13D            PAGE  3   OF   8   PAGES
          ----------------                                 ---      ---
------------------------------                     -----------------------------

----------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSONS
      1        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Seth F. Stern
----------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                               (b) [X]
----------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5        TO ITEM 2(d) OR 2(e)
                                                                                                   [ ]
----------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
----------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              None
  NUMBER OF           ------------------------------------------------------------------------------------
   SHARES                     SHARED VOTING POWER
BENEFICIALLY          8       None shares
  OWNED BY            ------------------------------------------------------------------------------------
    EACH                      SOLE DISPOSITIVE POWER
  REPORTING           9       None
 PERSON WITH          ------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                      10      None
----------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None
----------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                     [ ]
----------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               None
----------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
----------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 8 Pages

------------------------------                     -----------------------------
CUSIP No.  269305207                   13D            PAGE  4   OF   8   PAGES
          ----------------                                 ---      ---
------------------------------                     -----------------------------


----------------------------------------------------------------------------------------------------------
               NAME OF REPORTING PERSONS
      1        S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Rachel Stern Graham
----------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                               (b) [X]
----------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

----------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

----------------------------------------------------------------------------------------------------------
               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5        TO ITEM 2(d) OR 2(e)
                                                                                                   [ ]
----------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
----------------------------------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              None
  NUMBER OF           ------------------------------------------------------------------------------------
   SHARES                     SHARED VOTING POWER
BENEFICIALLY          8       None shares
  OWNED BY            ------------------------------------------------------------------------------------
    EACH                      SOLE DISPOSITIVE POWER
  REPORTING           9       None
 PERSON WITH          ------------------------------------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                      10      None
----------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               None
----------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                                                     [ ]
----------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               N/A
----------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
----------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 4 of 8 Pages

                                  SCHEDULE 13D

INTRODUCTION.

         Howard S. Stern ("HSS"), filed a statement on Schedule 13D with the Securities and Exchange Commission (the "Commission") on February 14, 1985, with respect to shares of Class A common stock (the "Class A Common Stock") of the issuer (the "Initial Statement"), and filed an Amendment No. 1 to Initial Statement with the Commission on June 13, 2002 (the "First Amendment"). On July 30, 2002, HSS, together with Seth F. Stern ("SFS") and Rachel Stern Graham ("RSG"), filed an Amendment No. 2 to Initial Statement with the Commission (the "Second Amendment"; and together with the Initial Statement and the First Amendment, the "Existing Statement"), to disclose, among other things, the execution and delivery by each of HSS, SFS and RSG (sometimes hereinafter collectively referred to as the "Stern Family") of an agreement dated as of July 15, 2002 (the "Stockholders' Agreement"), by and among the Company, the members of the Stern Family and each of David P. Meyers, Jonas I. Meyers, Stuart J. Meyers, Betty K. Meyers and the Meyers Family Limited Partnership (collectively, the "Meyers Family"), pertaining to, among other things, the voting and disposition of shares of capital stock of the Company, inclusive of an agreement to vote in favor of a plan proposed by the Company's Board of Directors to combine the Company's outstanding voting Class A Common Stock and nonvoting Class B common stock into a single class of common stock, as announced by the Company in a press release issued on July 10, 2002 (the "Reclassification"). The Reclassification was approved by the stockholders of the Company at its Annual Meeting of Stockholders held on October 15, 2002, and was consummated on October 22, 2002.

         As a result of the Reclassification, (i) none of the members of the Stern Family owns any shares of Class A Common Stock, thus giving rise to an obligation to file this final amendment to the Existing Statement to terminate such filing with respect to the Class A Common Stock and (ii) each of the members of the Stern Family (assuming, with respect to SFS and RSG, "group" status as a result of the continued effectiveness of the remaining voting agreements contained in the Stockholders Agreement; see discussion and disclaimers below) acquired five percent or more of the new, single class of common stock, par value $0.10 per share, of the Company, thus giving rise to an obligation to file a new statement of Schedule 13D with respect to such securities. Absent "group" status, neither SFS nor RSG would be the beneficial owner of greater then five percent of the issued and outstanding shares of Common Stock.

         HSS is filing this amendment to the Existing Statement (the "Second Amendment") to disclose, among other things:

         Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Existing Statement.


                                Page 5 of 8 Pages

ITEM 1.  SECURITY AND ISSUER.

         No change from disclosures made in the Existing Statement, except that, the current address of the principal executive offices of the Company is 1111 Marcus Avenue, Suite LL-26, Lake Success, New York 11042.


ITEM 2.  IDENTITY AND BACKGROUND.

         No change from disclosures made in the Existing Statement, except that the current address for Seth F. Stern is 425 East 76th Street, New York, New York 10021.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change from disclosures made in the Existing Statement.


ITEM 4.  PURPOSE OF TRANSACTION.

         No change from disclosures made in the Existing Statement, except as set forth below in this Item 4.

         The Company effected the Reclassification of its shares of Class A Common Stock and Class B Common Stock into a single class of Common Stock on October 22, 2002. In the Reclassification, each outstanding Class A share (with voting rights) and each outstanding Class B share (generally, without voting rights) was converted automatically into one share of a newly created class of voting common stock of the Company. Similarly, in the Reclassification, each outstanding option to acquire shares of Class B stock was converted automatically into the right to acquire an equivalent number of shares of the newly-created Common Stock, at the same exercise price as was applicable to the original option.

         As a result of the consummation of the Reclassification, none of the Reporting Persons owns any shares of Class A Common Stock, and both the Class A Common Stock and the Class B Common Stock of the Company were delisted from a national securities exchange and the registration of the Class A Common Stock of the Company was terminated pursuant to Section 12(g)(4) of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Effective upon the consummation of the Reclassification, none of the Reporting Persons owns any shares of Class A Common Stock and there were no shares of Class A Common Stock issued and outstanding.

         (b) Effective upon the consummation of the Reclassification, none of the Reporting Persons had power to dispose of (or direct the disposition of) or the power to vote (or direct the vote of) any shares of Class A Common Stock.

         (c) Not applicable.


                                Page 6 of 8 Pages

         (d) Not applicable.

         (e) Effective upon the October 22, 2002 consummation of the Reclassification, each of the Reporting Persons ceased to be the beneficial owner of any shares of Class A Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change from disclosures made in the Existing Statement, except as set forth below in this Item 6.

         As a result of the consummation of the Reclassification, the Irrevocable Proxy expired pursuant to its terms, and the restrictions on transfer of shares and all of the voting agreements contained in the Stockholders' Agreement terminated pursuant to the terms thereof, except for the reciprocal voting agreements to vote against certain types of shareholder proposals, which will remain in effect until July 15, 2004.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         No change.






                                Page 7 of 8 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

Dated: September 26, 2003


                                               /s/ HOWARD S. STERN
                                               ---------------------------------
                                               Howard S. Stern, Individually


                                               /s/ SETH F. STERN
                                               ---------------------------------
                                               Seth F. Stern, Individually


                                               /s/ RACHEL STERN GRAHAM
                                               ---------------------------------
                                               Rachel Stern Graham, Individually




                               Page 8 of 8 Pages